Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074
Prospectus Supplement to Prospectus dated December 1, 2005.
€1,000,000,000
The Goldman Sachs Group, Inc.
3.750% Notes due 2013

      The Goldman Sachs Group, Inc. will pay interest on the notes on February 4 of each year. The first such payment will be made on February 4, 2007. If Goldman Sachs becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, Goldman Sachs may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

      Application is being made to list the notes on the Luxembourg Stock Exchange and to admit them to the Regulated Market of the Luxembourg Stock Exchange, which is a regulated market within the meaning of Directive 93/22/EEC. However, Goldman Sachs is under no obligation to maintain the listing if the application is granted. See “Underwriting” on page S-11 for additional information.

	Per Note	Total

Initial public offering price	99.758%	€997,580,000

Underwriting discount	0.400%	€4,000,000

Proceeds, before expenses, to Goldman Sachs	99.358%	€993,580,000

      The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from February 3, 2006 and must be paid by the purchaser if the notes are delivered after February 3, 2006.

      The notes are expected to be delivered in book-entry form on February 3, 2006 through the facilities of Euroclear and Clearstream, Luxembourg against payment in immediately available funds in euros.
      The underwriters intend to offer the notes for sale primarily in Europe. Goldman Sachs International, acting through Goldman, Sachs & Co., as its U.S. selling agent, and the other underwriters, acting through their U.S. affiliates or other U.S. broker-dealers, may also offer the notes in the United States.
      Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      Goldman Sachs may use this prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman Sachs International, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale, and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus supplement and accompanying prospectus is being used by them in a market-making transaction.
Goldman Sachs International

ABN AMRO	Barclays Capital
BNP PARIBAS	Caboto
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Commerzbank Corporates & Markets
Daiwa Securities SMBC Europe	Danske Bank
DZ BANK AG	HSBC
ING	KBC Bank NV
MPS Finance B.M.	Natexis Banques Populaires
National Australia Bank	WestLB AG

Prospectus Supplement dated January 26, 2006.

SPECIFIC TERMS OF THE NOTES
Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean those who have notes registered in their own names, on the basis that we or the trustee maintain for this purpose, and not indirect owners who own beneficial interests in notes through participants in The Depository Trust Company, Euroclear or Clearstream, Luxembourg, or in notes registered in street name. Please review the special considerations that apply to indirect owners set forth under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus dated December 1, 2005, which we filed with the U.S. Securities and Exchange Commission on December 2, 2005.
       The notes will be a series of senior debt securities issued under our senior debt indenture. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
Terms of the Notes
       The specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: 3.750% Notes due 2013

•	Issuer: The Goldman Sachs Group, Inc.

•	Total principal amount being issued: €1,000,000,000

•	Initial public offering price: 99.758% of the principal amount

•	Underwriting discount: 0.400% of the principal amount

•	Denomination: integral multiples of €1,000, subject to a minimum denomination of €50,000

•	Specified Currency: Payments of interest and principal on the notes will be made in euros, except in limited circumstances as described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus.
   Depending on the investor’s functional currency, an investment in a non-U.S. dollar security may present currency related risks as described in “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in the accompanying prospectus.

•	Minimum investment: not applicable

•	Type of note: fixed rate note

•	Ranking: The notes will constitute our senior debt and will rank equally, as to our creditors, with all of our other unsecured, unguaranteed and unsubordinated debt.

•	Original issue date: February 3, 2006

•	ISIN code: XS0242988334

•	Common code: 024298833

•	Stated maturity date: February 4, 2013

•	Net proceeds to the issuer: 99.358% of the principal amount

•	Principal payable at maturity: 100%

•	Interest rate: 3.750% annually

•	Day count fraction: actual/actual; we will calculate accrued interest on the basis of the actual number of days in each year.

•	Date interest starts accruing: February 3, 2006

•	Interest periods: the initial interest period will be the period from and including February 3, 2006 to, but excluding, the initial interest payment date and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date.

•	Interest payment dates: every February 4, commencing on February 4, 2007

•	Regular record dates for interest: every January 15

•	Business day: Any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York or London, and that is also a euro business day, as defined below. The term “euro business day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

•	Defeasance: The notes are subject to defeasance by us.

•	Covenant defeasance: The notes are subject to covenant defeasance by us.

•	Redemption: We will not have the option to redeem the notes before they mature, unless we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “Additional Information About the Notes — When We Can Redeem the Notes”.

•	Repayment option of holder: none

•	Form of notes: registered, as described under “Additional Information About the Notes — Book-Entry System” below.

•	Calculation agent: not applicable

•	Exchange rate agent: Holders will not be entitled to receive payments on the notes in any currency other than euros, except that, if euros are unavailable for a payment due to circumstances beyond our control, such as the imposition of exchange controls or a disruption in the currency markets, we will be entitled to satisfy our obligation to make the payment in euros by making the payment in U.S. dollars, on the basis of the exchange rate determined by Goldman Sachs International, as exchange agent, in its discretion. We may change the exchange rate agent from time to time after the original issue date of the notes without your consent and without notifying you of the change. See “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — How We Will Make Payments Due in Other Currencies” in the accompanying prospectus.

•	Gross-up or call in the event of tax law changes: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under “— Payment of Additional Amounts”. Also, we will have the option to redeem the notes if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “Additional Information About the Notes — When We Can Redeem the Notes”.

•	Listing: Application is being made to list the notes on the Regulated Market of the Luxembourg Stock Exchange, although we are not required to maintain the listing. See “Underwriting” on page S-11 for additional information.
Other Terms
Payment of Additional Amounts
       We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.
       We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.
       If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment, we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.
       Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

—	is or was a citizen or resident or is or was treated as a resident of the United States;

—	is or was present in the United States;

—	is or was engaged in a trade or business in the United States;

—	has or had a permanent establishment in the United States;

—	is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

—	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

—	is or was a “ten percent shareholder” of The Goldman Sachs Group, Inc.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute or by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from such tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (including The Goldman Sachs Group, Inc.) and would not be imposed if made by another paying agent;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union;

•	any tax, assessment or other governmental charge imposed solely because the holder (1) is a bank purchasing the note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying the note for investment purposes only nor (B) buying the note for resale to a third party that either is not a bank or holding the note for investment purposes only; or

•	any combination of the taxes, assessments or other governmental charges described above.
       In addition, we will not pay additional amounts with respect to any payment of principal, or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for these purposes.
       When we refer to a “U.S. taxing authority” in this subsection and “— Payment of Additional Amounts” above, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States”, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all those areas subject to the jurisdiction of the United States of America.
       When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

ADDITIONAL INFORMATION ABOUT THE NOTES
Book-Entry System
       We will issue the notes as global notes registered in the name of a nominee of a common depositary for Clearstream Banking, société anonyme (Clearstream, Luxembourg), and Euroclear Bank S.A./N.V., as operator of the Euroclear system (Euroclear). Investors may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the Clearstream, Luxembourg and Euroclear systems. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Euroclear and Clearstream, Luxembourg. The initial common depositary for Clearstream, Luxembourg and Euroclear will be The Bank of New York, and The Depository Trust Company will not be the depositary for the notes.
       The distribution of the notes will be cleared through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through Euroclear and Clearstream, Luxembourg participants and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in euros.
       Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.
       The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.
       Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify or discontinue them at any time.
       Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture governing the notes, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.
Certificated Notes
       We will issue notes to you or your nominees, in fully certificated registered form, only if (1) we advise the trustee in writing that the depositary is no longer willing or able to discharge its responsibilities properly, and the trustee or we are unable to locate a qualified successor within 60 days; (2) an event of default with respect to the notes has occurred and is continuing under the indenture; or (3) we, at our option, elect to terminate the book-entry system. If any of the three above events occurs, the trustee will reissue the notes in fully certificated, registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

       In the event individual certificates for the notes are issued, the holders of such notes will be able to receive payment on the notes, effect transfers and exchanges of the notes and replace lost, stolen, destroyed or mutilated notes at the offices of the Luxembourg paying and transfer agent. We have appointed Dexia Banque Internationale à Luxembourg, société anonyme as paying and transfer agent in Luxembourg with respect to the notes in individual certificated form, and as long as the notes are listed on the Luxembourg Stock Exchange, we will maintain a payment and transfer agent in Luxembourg. If we add, replace or terminate a paying and transfer agent or trustee, we will give notice in the manner described below under “— Notices”.
       Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.
Notices
       The trustee will mail notices by first class mail, postage prepaid, to each holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the notes, unless we reissue the notes to you or your nominees in fully certificated form.
       In addition, as long as any notes are listed on the Luxembourg Stock Exchange and its rules require, notices to holders of bearer notes and registered notes will be given by publication in a daily newspaper of general circulation in Luxembourg, which we expect to be the d’Wort, or on the website of the LSE at http://www.bourse.lu. The term “daily newspaper” means a newspaper that is published on each day, other than a Saturday, Sunday or holiday, in Luxembourg or, when applicable, elsewhere in Western Europe. A notice will be considered received on the date it is first published. If notice cannot be given as described in this paragraph because the publication of any newspaper is suspended or it is otherwise impractical to publish the notice, then notice will be given in another form. That alternate form of notice will be sufficient notice to each holder. Notices to be given to holders of notes in registered form will be sent by mail to the respective addresses of the holders as they appear in the security register and will be deemed delivered when mailed. Neither the failure to give notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.
When We Can Redeem the Notes
       We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.
       We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after January 26, 2006.
       If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

       If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under “— Notices” above.
       We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. and Goldman Sachs International to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) proposing to invest in the notes.
       The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing the notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction”.
       Goldman Sachs and certain of its affiliates may each be considered a “party in interest”, or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Goldman Sachs (or its affiliates) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call a “Plan”, and with respect to which Goldman Sachs or any of its affiliates is a “party in interest” or a “disqualified person”, unless the notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds or under any other available exemption. The assets of Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a government plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes or exercising any rights related to the notes, to represent that (a) such purchase and holding of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Goldman Sachs nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with that person’s acquisition, disposition or holding of the notes or any exercise of rights related to the notes, or as a result of any exercise by Goldman Sachs or any of its affiliates of any rights in connection with the notes, and no advice provided by Goldman Sachs or any of its affiliates has formed a primary basis for any investment decision by or on behalf of that purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.
If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

VALIDITY OF THE NOTES
       The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the notes described in this prospectus supplement.
EXPERTS
       The financial statements, financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Goldman Sachs incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended November 26, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 26, 2004 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       With respect to the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three months ended February 25, 2005 and for the three months ended February 27, 2004 incorporated by reference in this prospectus supplement, the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three and six months ended May 27, 2005 and for the three and six months ended May 28, 2004 incorporated by reference in this prospectus supplement and the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three and nine months ended August 26, 2005 and for the three and nine months ended August 27, 2004 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated March 22, 2005, June 21, 2005 and September 26, 2005 incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statements prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

UNDERWRITING
      The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount of
Underwriter	Notes

Goldman Sachs International	€840,000,000

ABN AMRO Bank N.V.	10,000,000

Banca Caboto s.p.a.	10,000,000

Barclays Bank PLC	10,000,000

BNP Paribas	10,000,000

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	10,000,000

Commerzbank Aktiengesellschaft	10,000,000

Daiwa Securities SMBC Europe Limited	10,000,000

Danske Bank A/S	10,000,000

DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main	10,000,000

HSBC Bank plc	10,000,000

ING Belgium SA/NV	10,000,000

KBC Bank NV	10,000,000

MPS Finance Banca Mobiliare S.p.A.	10,000,000

Natexis Banques Populaires	10,000,000

National Australia Bank Limited (ABN 12 004 044 937)	10,000,000

WestLB AG	10,000,000

Total	€1,000,000,000

       The purchase price of the notes payable by the underwriters represents the offering price of 99.758% of the principal amount thereof (plus any accrued interest) less a combined commission of 0.400% of such principal amount.
       No underwriter, nor any of their affiliates, may offer or sell the notes at a price that is less than 99.758% of the principal amount of the notes until the specified time notified to such parties by Goldman Sachs International. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.
       The underwriters intend to offer the notes for sale primarily in Europe. Goldman Sachs International, acting through Goldman, Sachs & Co., as its U.S. selling agent, and the other underwriters, acting through their respective U.S. affiliates or other U.S. broker-dealers, may also offer the notes for sale in the United States.
       The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman Sachs International and Goldman, Sachs & Co. that they intend to make a market in the notes. Other affiliates of The Goldman Sachs Group. Inc. may also do so. Neither Goldman Sachs International, Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice.
       Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

       None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.
       This Prospectus Supplement may be used by U.S. affiliates of the underwriters and other U.S. broker-dealers in connection with offers and sales of notes to persons located in the United States. These offers and sales may involve notes initially sold in this offering outside the United States.
       The Goldman Sachs Group, Inc. has applied to list these notes on the Luxembourg Stock Exchange in accordance with the rules thereof but cannot assure you that these notes will be approved for listing.
       Directive 2004/109/EC, commonly referred to as the Transparency Directive, must be implemented by the European member states by January 20, 2007. Certain recent interpretations of the Transparency Directive by the Committee of European Securities Regulators, commonly referred to as CESR, have raised the concern that the Transparency Directive may be implemented in a manner which we believe could be unduly burdensome for U.S. companies, such as us. CESR’s preliminary advice on possible implementing measures defines “equivalent” reporting and disclosure standards in a specific form that differs significantly in certain respects from our U.S. periodic reporting standards. Furthermore, we may be required after January 1, 2007 to prepare our financial statements in accordance with International Financial Reporting Standards. We are under no obligation to maintain the listing of the notes on a regulated market in the European Union, and holders should be aware that, in circumstances where a listing on the Luxembourg Stock Exchange’s regulated market would require preparation of periodic reports in accordance with standards other than U.S. periodic reporting standards or financial statements in accordance with standards other than U.S. Generally Accepted Accounting Principles, or in any other circumstances where the Transparency Directive is implemented in a manner that, in our opinion, is unduly burdensome for us, the notes may be delisted from the Luxembourg Stock Exchange’s regulated market. We may, but are not obligated to, seek an alternative listing for the notes on an unregulated market or on a stock exchange outside the European Union. However, if such an alternative listing is not available or is, in our opinion, unduly burdensome, an alternative listing for the notes may not be obtained.
       Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through National Association of Securities Dealers (the “NASD”) member broker-dealers registered with the U.S. Securities and Exchange Commission.
       Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/DC and includes any relevant implementing measure in each Relevant Member State.
       The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       The prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer or (3) by operation of law.

       The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       Each underwriter has represented and agreed that, the offering of the notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus supplement or the accompanying prospectus or any other document relating to the notes be distributed in the Republic of Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended, or (ii) in circumstances which are exempted from the Rules on Solicitation of Investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.
       Any offer, sale or delivery of the notes or distribution of copies of the prospectus supplement or the accompanying prospectus or any other document relating to the notes in the Republic of Italy under (i) or (ii) in the preceding paragraph must be: (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending on, among other things, the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics and (c) in compliance with any other applicable laws and regulations. Insofar as the requirements above are based on laws that are superseded at any time pursuant to the Prospectus Directive, those requirements will be replaced by the applicable requirements under the Prospectus Directive or the relevant implementing laws.
       The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the notes, excluding underwriting discounts and commissions, whether paid to Goldman Sachs International or any other underwriter, will be approximately $155,000.
       The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
United States of America
TRUSTEE, REGISTRAR, TRANSFER AGENT,
PRINCIPAL PAYING AGENT AND CALCULATION AGENT
The Bank of New York
101 Barclay Street
New York, New York 10286
United States of America
LISTING AGENT, PAYING AGENT AND TRANSFER AGENT IN LUXEMBOURG
Dexia Banque Internationale à Luxembourg
69, route d’Esch
L-1470 Luxembourg
Luxembourg
LEGAL ADVISORS

To the Issuer as to U.S. law	To the Underwriters as to U.S. law

Associate General Counsel The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004 United States of America	Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States of America
AUDITORS TO
THE ISSUER
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

€1,000,000,000
The Goldman Sachs Group, Inc.
3.750% Notes due 2013

Goldman Sachs International
ABN AMRO
Barclays Capital
BNP PARIBAS
Caboto
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Commerzbank Corporates & Markets
Daiwa Securities SMBC Europe
Danske Bank
DZ BANK AG
HSBC
ING
KBC Bank NV
MPS Finance B.M.
Natexis Banques Populaires
National Australia Bank
WestLB AG